

December 31, 2013

Via E-Mail
Yuchuan Liu
Chairman and Chief Executive Officer
Sino Gas International Holdings, Inc.
No 18. Zhong Guan Cun Dong St.
Haidan District
Beijing 100083, P.R. China

> Re: **Sino Gas International Holdings, Inc.**
> **Amendment No. 1 to Form 10-K for the**
> **Fiscal Year Ended December 31, 2012**
> **Filed December 10, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 19, 2013**
> **File No. 000-51364**

Dear Mr. Liu:

We have reviewed your response dated December 10, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Statements of Income, page F-4

1. You refer to the statements presented on page F-4 within the index to your financial statements as the "Consolidated Statements of Income and Comprehensive Income," and your auditor also refers to said statements using the same name in its audit report on page F-1. However, despite including the components of comprehensive income it appears you have retained the original title in the header on page F-4. Please revise for consistency.

2. We note your response to comment 2 in our letter dated November 12, 2013 and your presentation of your element of consolidated other comprehensive income and consolidated comprehensive income. ASC 220-10-45-5 requires the presentation of amounts of comprehensive income attributable to the parent as well as comprehensive income attributable to the non-controlling interest. Please revise to include comprehensive income attributable to the non-controlling interest. Please also refer to the illustration at ASC 220-10-55-7.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Part I: Financial Information

Consolidated Statements of Stockholders' Equity, page F-4

3. We note you have continued to present comprehensive income within your consolidated statements of stockholders' equity as shown on page F-6. Consistent with our comment on your Form 10-K for the fiscal year ended December 31, 2012, please revise to include one of the two options for presenting comprehensive income in accordance with ASC 220-10-45. Please also ensure the requirements of ASC 220-10-45-5 as mentioned in comment 2 of this letter are addressed.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Dr. Jiannan Zhang
        Cadwalader, Wickersham & Taft LLP